UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Inside Information Note, dated May 6, 2025	3

Grifols, S.A.
Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of article 226 of the Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols S.A. ("Grifols" or the "Company") hereby informs about the following

INSIDE INFORMATION

As a continuation of the Inside Information note filed by Grifols on 31 March 2025, Grifols informs that today the German federal financial supervisory authority, the Bundesanstalt für Finanzdienstleistungsaufsicht ("BaFin"), approved the publication of the offer document submitted by its fully owned subsidiary Grifols Biotest Holdings GmbH with the terms and conditions of the public delisting purchase offer launched to all shareholders of Biotest AG ("Biotest") to acquire all ordinary shares of Biotest which are not already directly or indirectly held by Grifols Biotest Holdings GmbH for a price of EUR 43.00 per ordinary share and all non-voting preference shares of Biotest which are not already directly or indirectly held by Grifols Biotest Holdings GmbH for a price of EUR 30.00 per preference share (the "Offer Document").

As stated in Section 5 of the Offer Document, the initial acceptance period is initiated today with the publication of the Offer Document and runs from today until 6 June 2025, 24:00 hrs (Frankfurt am Main local time) / 18:00 hrs (New York local time).

The Offer Document, as well as any other documentation and information which is required to be published by applicable legislations, will be available at the link https://www.grifols.com/en/biotest-acquisition-offer (in German, together with a non-binding English translation). Further, copies of the Offer Document (in German) are available for issue free of charge at Deutsche Bank Aktiengesellschaft, TAS, Post-IPO Services, Taunusanlage 12, 60325 Frankfurt am Main, Germany (inquiries by email to dct.tender-offers@db.com).

In Barcelona, on 6 May 2025.

Nuria Martín Barnés

Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  May 6, 2025

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